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                             SV FAIRFIELD II, L.L.C.
                         THREE PICKWICK PLAZA, SUITE 250
                          GREENWICH, CONNECTICUT 06830

                                                               December 18, 1996


To Unitholders of Scottsdale
Land Trust Limited Partnership

         SV FAIRFIELD II, L.L.C. (THE "PURCHASER") HAS EXTENDED THE EXPIRATION DATE OF ITS OFFER TO PURCHASE UP TO 22,500 UNITS OF ASSIGNED LIMITED PARTNERSHIP INTERESTS (THE "UNITS") IN SCOTTSDALE LAND TRUST LIMITED PARTNERSHIP (THE "PARTNERSHIP"), AT A PURCHASE PRICE OF $400 PER UNIT (THE "PURCHASE PRICE"), UNTIL 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JANUARY 10, 1997.

         The letter and Schedule 14D-9 which you recently received from FFCA Management Company Limited Partnership, the general partner (the "General Partner") of the Partnership, failed to inform you of the following information which is essential to properly consider the Purchaser's offer.

         * UNITHOLDERS WILL NOT RECEIVE PRICE PER SQUARE FOOT ESTIMATED BY GENERAL PARTNER: The General Partner has failed to inform you that there is no direct correlation between the price per square foot received by the Partnership for a parcel and the amount which the Partnership will distribute to you as a Unitholder. Distributions to you will be reduced by numerous items such as: (i) the continued Partnership expenses during the time required to sell the parcels and liquidate the Partnership (including the partnership management fee to the General Partner and any planning and property fees, financing fees, development fees, building management fees, ground leasing and any other fees which may be payable to the Manager); (ii) Transaction Fees, payable upon the sales of the parcels, such as the 5% sales fees payable to the Manager of the Property upon the sale of Partnership property; and (iii) all brokers' fees and commissions and any expenditures for taxes, legal fees and other transaction costs incurred by the Partnership in connection with such sales. UNITHOLDERS WILL NOT RECEIVE THE ALLOCABLE PORTION PER UNIT BASED ON THE GENERAL PARTNER'S ESTIMATE OF THE PRICE PER SQUARE FOOT OF PARTNERSHIP PROPERTY.

         * FROM 1988 THROUGH 1995 THE GENERAL PARTNER HAS RECEIVED APPROXIMATELY $2.3 MILLION IN FEES COMPARED TO $76.51 PER UNIT RECEIVED BY UNITHOLDERS IN 1996: According to published reports, the General Partner alone has received approximately $2.3 million in fees from the Partnership's inception through 1995 (during which time no Partnership parcels were sold and no distributions were paid to Unitholders), as compared to total distributions of $76.51 per Unit received by Unitholders in 1996.

         * PURCHASE PRICE IS ACTUALLY A PREMIUM ABOVE CURRENT SECONDARY MARKET SALES PRICES: The Purchase Price of $400 per Unit is not only a substantial premium above the tender offers of $150 and $230 per Unit previously made to Unitholders by two unaffiliated bidders, but the $400 offer is, contrary to what the General Partner reported to you, also a premium above the secondary market prices which are reported to be available to you. While the General Partner has stated that the Purchase Price is "substantially similar" to secondary market sales prices, such prices reported by agencies such as Partnership Spectrum represent gross prices, before the payment of the commissions or fees which are customarily paid by Unitholders in connection with the sale of Units in the secondary market and before the payment of transfer fees. Commissions and fees would typically be in the 5% range. The secondary market sales price would be reduced further by the amount of transfer fees imposed by the Partnership which, pursuant to the Partnership Agreement, could be up to $150 for each transfer of Units. UNITHOLDERS WILL NOT BE REQUIRED TO PAY ANY SUCH SALES COMMISSIONS OR PARTNERSHIP TRANSFER FEES IF THEY TENDER THEIR UNITS PURSUANT TO THE PURCHASER'S OFFER.


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         *        UNCERTAINTY OF PARTNERSHIP PROPERTY SALES: According to the
                  prospectus pursuant to which the Units were originally sold by the Partnership, the Partnership anticipated commencing sales of Partnership parcels during 1990. However, no Partnership parcels were in fact sold until 1996, more than 7 years after the Partnership commenced and, in 1996, when sales of parcels finally commenced, the Partnership only sold 3 parcels of land, totaling 18 acres out of approximately 261 gross acres of Partnership property. Moreover, the General Partner has expressly stated that "[t]here can be no assurance that the properties under contract for sale or the properties subject to option will be sold." The General Partner has also admitted that "the timing and sales prices of future land sales by the Partnership is uncertain and will likely occur over several years." Are you prepared to continue to experience the long-term illiquidity, market speculation, risk and uncertainty to which Unitholders who continue to hold their investment in the Partnership will be exposed? THE PURCHASER'S OFFER AFFORDS UNITHOLDERS THE CERTAINTY OF RECEIVING CASH NOW.

         * ADVERSE TAX EFFECT DESCRIBED BY GENERAL PARTNER IS THE SAME TAX TREATMENT UNITHOLDERS HAVE BEEN RECEIVING FROM INVESTMENT IN UNITS: The General Partner has warned you that selling too many Units to the Purchaser could result in creating portfolio income for the Unitholders who do not tender. The General Partner failed to mention to you that a substantial portion of any taxable income generated during the last eight years will likely be treated as portfolio income because it was generated from a loan. Further, the General Partner acknowledges that even if the Partnership were treated as a publicly traded partnership for tax purposes, it is unlikely that it would be adversely affected by being taxed as a corporation. Further, it has not been established under the applicable provisions of the Internal Revenue Code that the acquisition of units pursuant to a tender offer would cause a partnership to be deemed publicly traded, when it is not otherwise traded on an established public market. THE GENERAL PARTNER'S WARNING IS UNRELATED TO THE ACTUAL RISK.

         IF YOU DESIRE LIQUIDITY, A HIGHER NET PRICE PER UNIT THAN YOU ARE PRESENTLY LIKELY TO OBTAIN IN THE SECONDARY MARKET, AND IF YOU WOULD LIKE TO HAVE THE OPPORTUNITY TO REPLACE YOUR UNITS WITH A LESS SPECULATIVE INVESTMENT AFFORDING AN OPPORTUNITY FOR A HIGHER RETURN THAN YOU ARE PRESENTLY RECEIVING, THEN YOU SHOULD CONSIDER ACCEPTING THE PURCHASER'S OFFER. Otherwise you may be trading the certainty of the Purchaser's $400 per Unit offer for the long-term speculative projections of the General Partner.

         In making your decision, please also review the enclosed Supplement to the Offer to Purchase, dated December 18, 1996. If you have not already tendered your Units and would like to, follow the Instructions to the Assignment of Limited Partnership Units and mail or fax a completed and executed copy of the Assignment of Limited Partnership Units, which you previously received, and any documents required by the Assignment of Limited Partnership Units to The Herman Group, Inc., the Information Agent/Depositary for the Purchaser's offer. If you have already tendered your Units, no further action is required. If you desire additional information regarding the Purchaser's offer, you may call The Herman Group, Inc., at (800) 922-6211.


                                                         SV FAIRFIELD II, L.L.C.




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